Exhibit 99.1
Annual General Meeting of Shareholders 2011
Information regarding the Annual General Meeting of Shareholders (“AGM”) of ASML Holding N.V. (“ASML”) to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands, on Wednesday, April 20, 2011, beginning at 2.00 pm CET.
Pursuant to the provisions of the law those persons who are registered as shareholder in one of the registers designated by the Board of Management for this purpose on Wednesday, March 23, 2011, after processing of all settlements per that date (the “Registration Date”), may attend the AGM, subject to the further requirements as stated below under Registration and voting procedures.
Changes in shareholdings after the Registration Date have no further relevance as far as voting rights are concerned: only shares owned and settled on March 23, 2011 are entitled to be voted on at the AGM. Further, pursuant to the provisions of the law, all ASML shares are freely tradable at all times, also after the Registration Date, and there is no share blocking associated with the AGM.
The total number of outstanding shares at the Registration Date amounts to 444,480,095 shares. Considering the number of treasury shares, 10,878,759 shares, the total number of outstanding shares to which voting rights are attached amounts to 433,601,336 shares and the number of voting rights amounts to 3,902,412,024 voting rights.
Shareholders who have any questions regarding the items on the agenda, may submit these questions by email to legal@asml.com. Questions, if any, will be dealt with at the AGM.
Pursuant to statutory requirements the AGM must be convened by means of an announcement published in a Dutch daily national newspaper and in the Daily Official List of Euronext Amsterdam N.V. by NYSE Euronext. This convocation is available in Dutch only and can be downloaded on the Dutch AGM page.